Kidd & Truvillion-Kemp, Inc

California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
September 30, 2020

Kidd & Truvillion-Kemp, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020, AND FOR THE PERIOD FROM FEBRUARY 21, 2020 (INCEPTION) TO SEPTEMBER 30, 2020:	
Balance Sheet	2
Income Statement	3
Statement of Changes in Shareholders' Equity/(Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9



rtwxxact
bringing it all together.

To the Board of Directors
Kidd & Truvillion-Kemp, Inc.
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying interim financial statements of Kidd & Truvillion-Kemp, Inc. (the "Company"), a California corporation, which comprise the balance sheet as of September 30, 2020, and the related statements of operations, changes in shareholders' equity/(deficit), and cash flows for the period from February 21, 2020 (inception) to September 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

DocuSigned by:
10/13/2020
34B96BE0D4A24E8...

Robbie Terry-Washington, CPA

Decatur, Georgia
10/12/2020

RTW Xxact Enterprises, LLC
5000 Snapfinger Woods Dr, Bldg C Ste 200A |
Decatur, GA 30035
p: 470.441.5140 f: 1.855.541.0895
info@rtwxxact.com | www.rtwxxact.com

KIDD & TRUVILLION-KEMP INC
BALANCE SHEET
As of September 30, 2020
Unaudited

		2020
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	296
Accounts Receivable		
Funds Held in Escrow by WeFunder		60,520
TOTAL CURRENT ASSETS	$	60,816
OTHER ASSETS:		
Intangible Assets, Trademark	$	809
TOTAL ASSETS	$	61,625
LIABILITIES		
CURRENT LIABILITIES:		
Accounts Payable	$	-
TOTAL CURRENT LIABILITIES	$	-
LONG TERM LIABILITIES:		
Pending Investment - WeFunder Investors	$	60,520
TOTAL LIABILITIES	$	60,520
EQUITY		
Capital Contributions	$	8,339
Owner Equity		
Net Income (Loss)		(7,234)
TOTAL EQUITY	$	1,105
TOTAL LIABILITIES AND EQUITY	$	61,625

KIDD & TRUVILLION-KEMP INC
INCOME STATEMENT
PERIOD ENDING SEPTEMBER 30, 2020
Unaudited

REVENUES		
Sales	$	1,575
TOTAL SALES	$	1,575
Cost of Goods Sold		605
GROSS PROFIT	$	970
EXPENSES:		
Advertising	$	858
Bank Fees		53
Business Licenses & Fees		1,183
Dues and Subscriptions		1,021
Legal Fees		1,322
Consulting and Media Services		5,768
Total Expenses	$	10,204
OTHER INCOME		
Grant Income	$	2,000
Net Income (Loss)	$	(7,234)

KIDD & TRUVILLION-KEMP, INC
STATEMENT OF CHANGES IN EQUITY
PERIOD ENDING SEPTEMBER 30, 2020
Unaudited

	Common Stock		Net Income/(Loss)	Owner's Equity	Total Equity
	Shares	Amount			
Balance February 21, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of CS Alicia Kidd	495,000	4,517	-	-	4,517
Issuance of CS Marinieve T Kemp	495,000	3,823	-	-	3,823
Equity Account	-	-	-		-
Net Loss	-	-	(7,234)	-	(7,234)
Balance September 30, 2020	**990,000**	**$ 8,339**	**$ (7,234)**	**$ -**	**$ 1,105**

KIDD & TRUVILLION-KEMP INC
STATEMENTS OF CASH FLOWS
PERIOD ENDED SEPTEMBER 30, 2020
Unaudited

	2020
OPERATING ACTIVITIES	
Net Income (Loss)	$ (7,234)
Adjustments to reconcile increase (decrease) to Net Income	$ -
Net Cash Used by Operating Activities	$ -
INVESTING ACTIVITIES	
Trademark	$ (809)
Net cash Provided/(Used) by Investing Activities	$ (809)
FINANCING ACTIVITIES	
Common Stock	$ 8,339
Net Cash Provided by Financing Activities	$ 8,339
Net cash increase/(decrease) for period	$ 296
Cash at beginning of period	$ -
Cash at end of period	$ 296

KIDD & TRUVILLION-KEMP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the period from February 21, 2020 (Inception) to September 30, 2020

NOTE 1: NATURE OF OPERATIONS

Kidd & Truvillion-Kemp, Inc. (the "Company"), is a corporation organized February 21, 2020, under the laws of California. The Company is a wine shop and eatery/cafe in the state of California.

As of September 30, 2020, the Company has generated $1,575 in sales. The Company's activities since inception have consisted primarily of formation activities and preparations to raise capital. Given the company's limited operating history, future revenues, if any, cannot be estimated. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; (4) collection is reasonably assured. The Company has recorded revenues of $1,575 from inception of February 21, 2020 through September 30, 2020.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Intangible Assets

The Company recognizes intangible assets at cost. The intangible assets consist of a trademark. There are no costs to renew or extend the term of acquired intangible assets during the interim period ending September 30, 2020. Gross carrying amount of trademark is reported on the balance sheet as of September 30, 2020. The trademark is nonamortizable.

Income Tax

The Company was organized as a Corporation under the laws of California. The Company is subject to tax filing requirements as a Corporation in the federal jurisdiction of the United States. The Company is subject to franchise and income tax filing in the state of California.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has generated revenues of $1,575.00 as of September 30, 2020. The Company has limited liquid assets available, with just $295.87 of cash as of September 30, 2020. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REVENUE SHARE LOANS

During the period ended September 30, 2020, the Company has pending revenue share promissory notes totaling $60,520. The notes are unsecured obligations of the Company. The notes require quarterly payments of 4% of net revenues (as defined in the note agreements) until 2x the loan principal amount has been repaid. The full amount of $60,520 is pending as of September 30, 2020.

KIDD & TRUVILLION-KEMP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the period from February 21, 2020 (Inception) to September 30, 2020

NOTE 5: SHAREHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company is organized as a California corporation and has one class of stock: Common Stock. The shares are distributed equally between the two members, with equal voting rights.

Equity Activity

	Shares	Amount
Balance February 21, 2020 (Inception)	-	$ -
Issuance of CS Alicia Kidd	495,000	4,516.73
Issuance of CS Marineieve T Kemp	495,000	3,822.50
Balance September 30, 2020	990,000	$ 8,339.23

KIDD & TRUVILLION-KEMP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the period from February 21, 2020 (Inception) to September 30, 2020

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 12, 2020, the date through which the financials were available to be issued. It has been determined that no events require additional disclosures.